Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Offering Statement on Form 1-A

Filed July 16, 2021

File No. 024-11586

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A to address the comments that the Commission sent on August 4, 2021.

In the General comment number 1 regarding a disclosure on page 9, a clarification of the offering period was requested. We removed the old PLAN of DISTRIBUTION that stated;

“We will sell shares directly to the public through our officers and directors who will receive no compensation in connection with the sale of the shares. We will begin the offering promptly and pursue it continuously thereafter until the maximum has been sold. However, we have the right to discontinue the offering after 60 days even if the maximum has not been sold. This is a best efforts offering, and we can give no assurance that any number of shares will be sold.”

We replaced it with the following statement (paragraph);

The company will sell shares directly to the public through our officers and directors who will receive no compensation in connection with the sale of the shares. Mass Megawatts will begin the offering promptly. The company will pursue it continuously thereafter until either the maximum has been sold or the date at which the Offering is earlier terminated by the company at its sole discretion. This Offering must terminate within one year after the date of the qualification of this Offering Statement unless a new offering statement is filed with the SEC and then this Offering may continue to be offered and sold until the earlier of the qualification of the new offering statement or one year from the qualification of this offering statement. However, we have the right to discontinue the offering after 60 days even if the maximum has not been sold. This is a best efforts offering, and we can give no assurance that any number of shares will be sold.

In the Exhibits Comment 2 , we placed a list of exhibits before the signature page as “Part III List of Exhibits”. We listed four exhibits being the subscription agreement, legal opinion, Articles of Incorporation and the Corporate Bylaws.

In the section related to the financial statements, we have updated the financial statements which includes the Annual Report for the year ended, April 30,2021 in addition to the Annual Report for the year ended April 30,2000.

Regarding the comment related to at least one state qualifying our offering statement, we sent the paperwork, a copy of the form 1-A, and a $300 filing fee to the New York State Department of Law on August 14,2021. The state is a Disclosure state, and the offering is less than $500,000. The obstacle to qualify and register the offering is less than a merit state or an offering greater than $500,000. We provided a substantial amount of information in the Form 1-A for an offering of less than $500,000.

Regarding compensation arrangements, we have no compensation agreements or arrangements . We do not have to clear any compensation agreements with FINRA.

Mass Megawatts has reduced the price of the shares from 20 cents to 5 cents. Our  Attorney has supplied a new opinion letter reflecting the change in the offering share price. Additionally the first few pages of the document has minor changes to reflect the change in the offering share price.  The “Use of Proceeds” section has changed to reflect the reduction in the proceeds related to the change in the offering stock price from 20 cents to 5 cents.

Sincerely,

Jonathan Ricker
/s/ Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.